  Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

GT Biopharma, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted a resolution by the unanimous written consent of its members proposing and declaring fair, reasonable and advisable and in the best interest of the Company and its stockholders the following amendment to the Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”) and recommending that the stockholders of the Corporation consider and approve the resolution. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by replacing in its entirety the first paragraph of Article FOURTH so that, as amended, the paragraph shall be and read as follows:

“I. COMMON STOCK

Upon this Certificate of Amendment becoming effective pursuant to the Delaware General Corporation Law at 5:30 p.m., Eastern time, on February 10, 2021 (the “Effective Time”), each 17 shares of Common Stock issued and outstanding (the “Old Common Stock”) immediately prior to the Effective Time shall automatically without further action on the part of the Company or any holder of Old Common Stock, be combined and changed into one (1) duly authorized, fully paid and non-assessable share of new common stock (the “New Common Stock”) (the “Stock Combination”). From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been combined pursuant to this Certificate of Amendment. There shall be no fractional shares issued with respect to the New Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to the Corporation’s transfer agent (the “Transfer Agent”), as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be effected by the Transfer Agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the applicable New Common Stock at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the Transfer Agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests. After giving effect to the Stock Combination, the Company is authorized to issue a total of 750,000,000 shares of Common Stock, $0.001 par value per share. Dividends may be paid on the Common Stock as and when and if declared by the Board of Directors, out of any funds of the Company legally available for the payment of such dividends, and each share of Common Stock will be entitled to one vote on all matters on which such stock is entitled to vote.”

SECOND: That in lieu of a meeting and vote of all of the stockholders, the stockholders holding shares representing no less than the majority of voting power with respect to the matters to be acted upon (inclusive of holders of outstanding shares of Common Stock entitled to vote, or outstanding shares of Preferred Stock entitled to vote on an as converted basis or otherwise, voting together as a single class) have given consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of February, 2021.

By: /s/ Michael Handelman
Name: Michael Handelman
Title: Chief Financial Officer